KAL Energy, Inc.
81 Clemenceau Ave. 04-15/16
UE Square, Suite 23
Singapore 239917

July 28, 2008

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	KAL Energy, Inc.
Post-Effective Amendment No. 2 on Form S-1 Filed May 14, 2008
File No. 333-142975
Responses to Securities and Exchange Commission Staff comments made by letter dated June 6, 2008

Ladies and Gentlemen:

KAL Energy, Inc. (“we” or “our”), in connection with our filing of Post-Effective Amendment No. 2 on Form S-1 filed May 14, 2008, hereby makes the following responses to the Securities and Exchange Commission Staff’s comments to that filing made by letter dated June 6, 2008, which are keyed to correspond to the comments made in such letter. For your ease of reference, each response is preceded by a reproduction of the corresponding comment, and each response contains a reference to the page number(s) where the responsive information may be found in the amended filing, as applicable.

Post-Effective Amendment on Form S-1

General

1.	Please update the disclosure in your S-1 as appropriate. We note for example the Form 8-K filed May 21, 2008 announcing the resignation of Mr. Hurley.

Response: We revised the disclosures in our S-1 as set forth in this comment. Please see generally the revisions made to Post-Effective Amendment No. 3 to Form S-1.

Certain Relationships and Related Transactions page 33

2.
Describe the material terms of all of your related party transactions and confirm that you have filed all of the documentation relating to such transactions as exhibits. As an example, expand your discussion of the royalty agreements with the former shareholders of Thatcher to identify the shareholders, explain why you make the royalty payments, provide the term of the agreement, and the total amounts paid to date.

Response: We revised the disclosure as set forth in this comment. Please see page 33 of Post-Effective Amendment No. 3 to Form S-1.

Securities and Exchange Commission
Division of Corporation Finance
July 28, 2008

3.
Ensure that you have provided all of the information required by Item 404 of Regulation S-K. We note for example that the related party transactions described in Note 7 on page F-27 with Mining House Ltd., PBC and ACG are not described in the prospectus. Please advise.

Response: We revised the disclosure as set forth in this comment. Please see page 33 of Post-Effective Amendment No. 3 to Form S-1.

4.	For each transaction described, state whether it is on terms that would be obtainable from third parties and if the transaction is expected to continue.

Response: We revised the disclosure as set forth in this comment. Please see page 33 of Post-Effective Amendment No. 3 to Form S-1.

If you have any questions regarding the responses set forth herein or require additional information, please do not hesitate to contact our legal counsel, Shivbir Grewal at (949) 725-4119 or Michael Lawhead at (949) 725-4277.

Sincerely,

/s/ Jorge Nigaglioni
Jorge Nigaglioni
Chief Financial Officer

cc:	Shivbir Grewal, Esq.
Michael Lawhead, Esq.